May 21, 2009

Via: Electronic Mail and EDGAR

Securities and Exchange Commission

100 F Street, NE
Washington, D.C.  20549

Attention:  Mr. Douglas Brown

VIA EDGAR and FACSIMILE (703) 813-6982

Re:

Timberline Resources Corporation – Financial Confirmation

Registration Statement on Form S-1/A

Filed originally filed on February 27, 2009, amended April 22, 2009 and May 21, 2009

File No. 333-157607

Ladies and Gentlemen:

Pursuant to the request of the staff in connection with our acceleration request related to the above referenced above-referenced amended Registration Statement on S-1/A (333-157607), I, Randal Hardy, Chief Executive Officer and Chief Financial Officer of Timberline Resources Corporation (the “Registrant”), hereby certify that there have been no material changes to the financial condition of the Registrant since the period covered in the interim financial statements for the quarter ended March 31, 2009, included in such Registration Statement.

Please contact the undersigned with any questions with respect to this request.

Very truly yours,

TIMBERLINE RESOURCES CORPORATION

/s/ Randal Hardy

Randal Hardy

Chief Executive Officer and Chief Financial Officer